Exhibit 1.2
Vodafone Group Plc
U.S.$1,850,000,000
Floating Rate Notes due June 2007
U.S.$750,000,000
Floating Rate Notes due December 2007
I, Neil Garrod, Deputy Group Treasurer of Vodafone Group Plc (the “Company”), pursuant to resolutions duly adopted by the Board of Directors of the Company on November 9, 2004 and resolutions of a committee duly authorized by the Board of Directors (the “Committee”) at a meeting duly called and held on December 16, 2005, whereby, inter alia, certain officers of the Company were authorized to approve on behalf of the Company those terms of the issue of U.S.$1,850,000,000 aggregate principal amount of its Floating Rate Notes due June 2007 (the “Tranche 1 Notes”) and U.S.$750,000,000 aggregate principal amount of its Floating Rate Notes due December 2007 (the “Tranche 2 Notes”) (collectively, the “Securities”) issued by the Company, HEREBY APPROVE AND CONFIRM the following such terms, each of which is subject to the complete terms set forth in the attached forms of Securities:

Title of Securities:	Tranche 1 Notes:

Floating Rate Notes due June 2007

Tranche 2 Notes:

Floating Rate Notes due December 2007

Issue Price:	Tranche 1 Notes:

100% plus accrued and unpaid interest, if any, from December 29, 2005.

Tranche 2 Notes:

100% plus accrued and unpaid interest, if any, from December 29, 2005.

Issue Date:	December 29, 2005

Principal Amount of Securities:	Tranche 1 Notes:

U.S.$1,850,000,000

Tranche 2 Notes:

U.S.$750,000,000

Form of Securities:	Tranche 1 Notes:

The Tranche 1 Notes will be issued in fully registered form and will be represented by four Global Securities, which will be registered in the name of The Depository Trust Company’s nominee, Cede & Co., and executed and delivered in substantially the form attached hereto as Exhibits A through D.

Tranche 2 Notes:

The Tranche 2 Notes will be issued in fully registered form and will be represented by two Global Securities, which will be registered in the name of The Depository Trust Company’s nominee, Cede & Co., and executed and delivered in substantially the form attached hereto as Exhibits E through F.

Maturity:	Tranche 1 Notes:

June 29, 2007

Tranche 2 Notes:

December 28, 2007

Interest:	The interest rates applicable to the Tranche 1 Notes and the Tranche 2 Notes will be as described in Exhibits A through D and E through F, respectively, and will be reset quarterly on each interest reset date, as described in said Exhibits.

In no event will any interest rate be higher than the maximum rate permitted by New York law, as it may be modified by U.S. law of general application. Under current New York law, the maximum rate of interest, with some exceptions, for any loan in an amount less than $250,000 is 16%

and for any loan in an amount of between $250,000 and $2,500,000 is 25% per year on a simple interest basis. These limits do not apply to loans of $2,500,000 or more.

Interest Payment Dates:	With respect to the Tranche 1 Notes, quarterly on March 29, June 29, September 29 and December 29 of each year, commencing with March 29, 2006, up to and including June 29, 2007, the maturity date for such notes, and, with respect to the Tranche 2 Notes, quarterly on March 29, June 29, September 29 and December 29 of each year, commencing with March 29, 2006 up to and including September 29, 2007, and December 28, 2007, the maturity date for such notes, subject, in each case, to the business day convention, as described in Exhibits A through D and E through F, respectively.

Interest Period:	Each period from an interest payment date (or the issue date, in the case of the initial interest period) to but excluding the next succeeding interest payment date (or the maturity date, in the case of the final interest period), as described in Exhibits A through F.
The interest rate in effect on any day of each interest period will be the interest rate determined with respect to the latest interest reset date occurring on or before that day or the issue date in the case of the initial interest period, as described in Exhibits A through F.

Interest Reset Dates:	Starting with the interest period scheduled to commence on March 29, 2006, the interest reset date for each interest period will be the first day of such interest period, subject to the business day convention, as described in Exhibits A through F.

Interest Determination Dates:	The interest determination date relating to a particular interest reset date will be the second London business day preceding the interest reset date, subject to the business day convention, as described in Exhibits A through F.

Business Day Convention:	Modified following

If any interest reset date, interest determination date or interest payment date (other than the maturity date) would otherwise be a day that is not a business day, the relevant date will be postponed to the next day that is a business day, provided, however, that, if that date would fall in the next succeeding calendar month, such date will be the immediately preceding business day, as described in Exhibits A through F.

Business Days:	New York and London, as described in Exhibits A through F.

Day Count Fraction:	Actual/360 (ISDA)

Regular Record Dates for Interest:	With respect to each interest payment date, the date that is 15 calendar days prior to such date, whether or not such date is a business day.

Place of Payment, Paying Agent:	Citibank, N.A. Citibank Agency & Trust 388 Greenwich Street 14th Floor New York, NY 10013

Notices and Demands to Company:	Vodafone Group Plc Vodafone House The Connection Newbury Berkshire RG14 2FN, England

Or

CT Corporation System 111 8th Avenue 13th Floor New York, NY 10011

Redemption Provisions:	The Tranche 1 Notes and the Tranche 2 Notes are not redeemable prior to the stated maturity described above, except as set forth below. The Company may redeem both the Tranche 1 Notes and the Tranche 2 Notes before they mature in whole but not in part at 100% of their principal amount plus accrued interest to the date fixed for redemption on any interest payment date if the Company is obligated to pay additional amounts due to (i) changes on or after December 21, 2005 in U.K. withholding tax requirements, (ii) a merger or consolidation with another entity or a sale or lease of substantially all of the Company’s assets and (iii) other limited circumstances, in each case as described in Exhibits A through D and E through F, respectively.

Further Issuances	The Company may, at its option, at any time and without the consent of the then-existing holders of the Securities issue additional notes in one or more transactions subsequent to the date hereof with terms (other than the issuance date, issue price and, possibly, the first interest payment date) identical to the Securities. If such additional notes are issued with no more than a de minimis amount of original issue discount for United States federal income tax purposes, as defined in “Taxation—United States Federal Income Taxation—United States Holders—Original Issue Discount—General” in the Base Prospectus, dated December 18, 2003 (the “Base Prospectus”) (including by virtue of having been issued in a “qualified reopening” for United States federal income tax purposes), these additional notes will be deemed to be part of the same series as the Securities and will provide the holders of these additional notes the right to vote together with holders of the Securities.

Other Terms of the Securities:	The other terms of the Securities shall be substantially as set forth in the Indenture, dated February 10, 2000, the Base Prospectus, and the Prospectus Supplement, dated December 21, 2005 (the “Prospectus Supplement”), relating to the Securities and the forms of the notes attached hereto as Exhibits A through F.

Dated: December 29, 2005	/s/ Neil Garrod
	Name:	Neil Garrod
	Title:	Deputy Group Treasurer